Filed by Gafisa S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Construtora Tenda S.A.
Commission File Number: 132-02704
Date: November 9, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY GAFISA S.A. OR CONSTRUTORA TENDA S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

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EXHIBITS

Item Number	Description

1.	Protocol and Justification of Merger of Shares Issued by Construtora Tenda S.A. into Gafisa S.A. among the administrators of Construtora Tenda S.A. and Gafisa S.A., dated November 9, 2009.
2	Call Notice dated November 9, 2009 for an Extraordinary General Meeting of the shareholders of Construtora Tenda S.A. on December 14, 2009 at 9 a.m.
3	Call Notice dated November 9, 2009 for an Extraordinary General Meeting of the shareholders of Gafisa S.A. on December 14, 2009 at 2 p.m..
4.
Material Fact Release dated November 9, 2009 of Gafisa S.A. (“Gafisa”) and Construtora Tenda S.A. (“Tenda”) summarizing a proposal of merger by Gafisa of all outstanding shares issued by Tenda which will be submitted to the shareholders of the companies.

5.	Minutes of the Meeting of the Board of Directors of Gafisa S.A. held on November 6, 2009.
6.	Minutes of the Joint Meeting of the Board of Directors and of the Fiscal Council of Construtora Tenda S.A. held on November 6, 2009.
7.	Exhibit of the Joint Meeting of the Board of Directors and of the Fiscal Council of Construtora Tenda S.A. held on November 6, 2009.

Item 1

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

AMONG THE ADMINISTRATORS OF

CONSTRUTORA TENDA S.A.

AND

GAFISA S.A.

________________________________

DATED NOVEMBER 9, 2009
________________________________

By this private instrument:

The management of CONSTRUTORA TENDA S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Av. Engenheiro Luiz Carlos Berrini, 1,376, 9th floor, Brooklin Paulista, enrolled with the CNPJ/MF under No. 71.476.527/0001-35 (“Tenda”); and

The management of GAFISA S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, enrolled with the CNPJ/MF under No. 01.545.826/0001-07 (“Gafisa” and, together with Tenda, the “Companies”);

WHEREAS:

(i)
the management of the Companies presented, through the Material Fact Releases of Gafisa and of Tenda dated as of October 21, 2009 and October 22, 2009, respectively, their intention to present to their shareholders, by the end of the fiscal year of 2009, a proposal for the merger of the totality of the outstanding shares issued by Tenda into its controlling shareholder Gafisa (“Merger of Shares”);

(ii)
on October 22, 2009, the Board of Directors of Tenda established a transitory independent committee (“Independent Committee”), to negotiate with the management of Gafisa, the conditions of the Merger of Shares and to submit its recommendations to the competent corporate bodies of Tenda;

(iii)
the Independent Committee and the management of Gafisa reached an agreement regarding the conditions for the Merger of Shares, especially in relation to the ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares; and

(iv)
the Boards of Directors of Gafisa and of Tenda - the Board of Directors of Tenda having followed the recommendation of the Independent Committee approved the Merger of Shares on November 6, 2009 and have decided to propose the Merger of Shares to the shareholders of the Companies, pursuant to the terms agreed upon by the Independent Committee and the management of Gafisa;

HEREBY AGREE to enter into, in accordance with sections 224, 225 and 252 of Law No. 6,404/76, this Protocol and Justification of Merger of Shares Issued by Construtora Tenda S.A. into Gafisa S.A. (“Protocol and Justification”), which shall be submitted to the Extraordinary General Meetings of the Companies for approval by their respective shareholders, pursuant to the terms and conditions set out below:

1. Reasons for the transaction and interest of the Companies in its accomplishment.

1.1. The management of each of the Companies believe that the Merger of Shares will be advantageous to the shareholders of both Companies, to the extent the Merger of Shares is likely to result in the creation of a national leader in the civil construction sector that is likely to derive benefits arising from scale and an increase in operational, commercial and administrative efficiencies, and permit the reduction of redundant costs and operational scale gains, allowing for larger investments to be made and a higher sustainable growth rate.

1.2. The Gafisa common shares to be received by Tenda’s shareholders will be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. (“BM&FBOVESPA”) in the “Novo Mercado”, and Tenda’s shareholders should benefit from an increase in the trading liquidity of their shares.

2. Ratio of substitution, number and type of shares to be assigned to Tenda’s shareholders and share rights

2.1. Tenda’s shareholders shall receive 0,205 common shares issued by Gafisa for each common share issued by Tenda held by them. Said substitution ratio shall be proportionally adjusted in case of split, reverse stock split, bonus shares or any other event that may cause any change to the number of shares in which Tenda’s stock capital is divided, provided that there are no corresponding changes to Tenda’s net equity.

2.2. Any fractional shares resulting from the substitution of Gafisa’s shares in replacement for Tenda’s shares held by each shareholder of Tenda that are not aggregated with the fractional shares of other Tenda’s shareholders in order to have one share will be rounded downwards to the closest whole number, and the difference will be paid in cash by Gafisa within 30 business days from the receipt of the funds from the sale of the sum of such fractions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

2.3. Gafisa’s common shares to be delivered to Tenda’s shareholders in exchange for their Tenda shares, will have the same rights assigned to the then outstanding Gafisa common shares, and all such shares will be entitled to all benefits, including dividends and capital remuneration, that may be declared by Gafisa.

2.4. Tenda does not hold any shares issued by Gafisa.

3. Criteria for the appraisal of Tenda’s shares and the treatment of equity variations and rights of withdrawal.

3.1. Tenda’s common shares will be exchanged for common shares of Gafisa based on their net worth value on September 30th 2009 (the “Reference Date”).

3.2. The management of Gafisa, subject to further approval at the Extraordinary General Meeting of Gafisa that will examine the Protocol and Justification, appointed Apsis Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under no. 27.281.922/0001-70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, Grupo 1.802, Centro (“APSIS”) to perform the appraisal of the shares issued by Tenda to be merged into Gafisa. As a result of its work, APSIS delivered to Gafisa an appraisal report.

3.3. The equity variations of Tenda between the Reference Date and the date on which the Merger of Shares is effected shall be supported solely by Tenda and reflected on Gafisa through the equity method of accounting (“método de equivalência patrimonial”).

3.4. According to section 264 of Law No. 6,404/76, APSIS was also requested by Tenda’s management to prepare an appraisal report to evaluate the exchange ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares based on the net worth value on the Reference Date of both Gafisa and Tenda, at market price (“Market Price Shareholders’ Equity Report”). As set forth in the Market Price Shareholders’ Equity Report, the appraisal resulted in an exchange ratio less favorable to Tenda shareholders than the one proposed by the management of the Companies. For this reason, Tenda’s shareholders will be entitled to the reimbursement of their shares, in case of exercise of the right of withdrawal, based on the net worth value of Tenda’s shares on December 31st 2008, in the amount of R$2,65 per share, notwithstanding the right to request a special balance sheet.

3.5. As provided in sections 252, paragraph 2, and 137, paragraph 2, of Brazilian Law No. 6,404/76, the right of withdrawal will be guaranteed exclusively to Tenda’s shareholders who dissent from or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting and who specifically express their intention to exercise the right of withdrawal within 30 days from the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Tenda that approves the Merger of Shares. The payment of the respective reimbursement will be subject to consummation of the transaction set forth herein, as provided in section 230 of Brazilian Law No. 6,404/76. Such payment will be made by Tenda on a date to be further informed. The reimbursement of the value of Tenda shares will only be ensured in relation to the shares demonstrably held by said shareholders on October 21st, 2009, the date of the material fact release that disclosed the transaction set forth herein, pursuant to section 137 of Brazilian Law No. 6,404/76.

3.6. Gafisa’s shareholders who dissent or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting cannot withdraw from Gafisa upon reimbursement of the respective value of shares due to the fact that Gafisa’s shares meet the liquidity and dispersion criteria set forth in subparagraph II, section 137 of Brazilian Law No. 6,404/76.

3.7. APSIS represented that (i) there is no conflict or union of interest, whether actual or potential, with shareholders of Tenda or of Gafisa or with regard to the Merger of Shares; and (ii) shareholders or officers of Tenda or of Gafisa have not influenced, limited, made it difficult or performed any acts that compromised or may have compromised access to, use or knowledge of information, properties, documents or work methodology relevant to the quality of its conclusions.

4. Increase in the shareholders’ equity of Gafisa. Composition of the capital stock of Gafisa after the Merger of Shares.

4.1. The total issuance price of Gafisa’s shares for the capital increase arising out of the Merger of Shares will be the net worth value of all of Tenda’s shares to be merged into Gafisa on the Reference Date, provided that a portion of such price may be allocated to the formation of a capital reserve, pursuant to item “a”, paragraph 1, of section 182 of Brazilian Law No. 6,404/76. The shares issued by

Gafisa will be subscribed to by the officers of Tenda, on account of the Tenda shareholders, according to the terms of section 252, paragraph 2, of Brazilian Law No. 6,404/76, and paid up upon the merger of the outstanding shares issued by Tenda into the net equity of Gafisa.

4.2. Gafisa’s net worth, as a result of the Merger of Shares, will be increased in R$448,548,933.70, upon the issuance of 32,884,592 new shares, and its capital will be divided into 166,517,910 common shares. Such number of shares may be adjusted due to the issuance of new shares by Tenda before the Merger of Shares, resulting in modification of its net equity. As a result of the transaction set forth herein, the totality of shares issued by Tenda will be owned by Gafisa and Tenda shall become a wholly-owned subsidiary thereof.

4.3. The wording of the head of Section 5 of the Bylaws of Gafisa will be amended in order to reflect the capital increase, upon the issuance of new shares, resulting from the approval of the Merger of Shares.

5. Transaction Acts.

5.1. Consummation of the Merger of Shares requires the following acts to be performed:

(a)
Extraordinary General Shareholders’ Meeting of Tenda to approve the Protocol and Justification and the Merger of Shares, as well as to authorize the subscription by officers of Tenda of the shares to be issued by Gafisa; and

(b)
Extraordinary General Shareholders’ Meeting of Gafisa to (i) approve the Protocol and Justification and authorize the increase of the capital stock to be subscribed to and paid up by the officers of Tenda; (ii) confirm the appointment of APSIS; (iii) approve the appraisal report prepared by APSIS and the Merger of Shares; (iv) approve the assumption by Gafisa of non-exercised stock options granted by Tenda under its Stock Option Plans; and (v) authorize the management of Gafisa to execute all agreements and instruments, and further perform all other acts required to make the Merger of Shares effective.

5.2. Pursuant to the debenture indenture, Tenda will make efforts to obtain favorable pronouncement of its debenture holder on the matter.

6. General Provisions.

6.1. Stock Option Plan. At the Extraordinary General Shareholders’ Meeting of Gafisa, the shareholders of Gafisa will resolve on the Merger of Shares and shall also resolve on the assumption, by Gafisa, of the non-exercised stock options granted under the Stock Option Plans of Tenda approved at the Extraordinary General Shareholders’ Meetings held on June 3rd, 2008 and on April 27, 2009.

6.2. Gafisa Consultants. Estáter was hired to assist Gafisa in this transaction. The management of Gafisa also hired N M Rothschild & Sons to produce the valuation report of the companies involved.

6.3. Independent Committee Advisors. Banco Itaú BBA S.A. and Ulhôa Canto, Rezende e Guerra - Advogados were hired as financial and legal consultants, respectively, of the Independent Committee.

6.4. Registry of Publicly-Held Company of Tenda.  Tenda will remain a publicly-held corporation until further resolution by its controlling shareholder Gafisa. Tenda’s shares shall be delisted from the Nov Mercado of BM&FBOVESPA.

6.5. No Succession. The Merger of Shares will not cause Gafisa to absorb any properties, rights, assets, obligations or responsibilities of Tenda, which shall keep its legal identity in full without succession.

6.6. Amendment. This Protocol and Justification shall not be amended unless the amendment is made in writing.

6.7. Other Documents. All documents mentioned in this Protocol and Justification and the audited financial statements of Tenda and of Gafisa prepared on the Reference Date will be available at the headquarters of Gafisa and of Tenda as of the date hereof, as well as on the websites of Brazilian Securities Exchange Commission (“CVM”) and BM&FBOVESPA.

6.8. Venue. The courts of the Judicial District of the Capital of the State of São Paulo are hereby elected to settle all disputes arising herefrom, to the exclusion of any other, however privileged it is or may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, November 9, 2009

Management of Construtora Tenda S.A.:

Henrique de Freitas Alves Pinto	Mauricio Luis Luchetti
Member of the Board of Directors	Member of the Board of Directors

Carlos Eduardo Dan Alves Trostli	Paulo Roberto Cassoli Mazzali
Chief Executive Officer	Chief Financial and Investor Relations Officer

Marcelo Silva e Souza	Daniela Ferrari Toscano de Britto
Chief Executive Officer Chief Operational Officer	Chief Operational Officer

(signature page of the Protocol and Justification of Merger of Shares issued by Construtora Tenda S.A. into Gafisa S.A., dated November 9, 2009)

Management of Gafisa S.A.:

Caio Racy Mattar
Member of the Board of Directors

Richard L. Huber	José Écio Pereira da Costa Junior
Member of the Board of Directors	Member of the Board of Directors

Gerald Dinu Reiss	Wilson Amaral de Oliveira
Member of the Board of Directors	Chief Executive Officer

Alceu Duílio Calciolari	Odair Garcia Senra
Chief Finance and Investor Relation Officer	Officer

Mario Rocha Neto	Antônio Carlos Ferreira
Officer	Officer

Witnesses:

1.		2.
	Name:		Name:
	I.D. (R.G.):		ID (R.G.):
	CPF/MF:		CPF/MF:

Item 2

CONSTRUTORA TENDA S.A.

Publicly-held Company

TAX ID (CNPJ/MF) No. 71.476.527/0001-35
NIRE 35.300.348.206

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The Shareholders of Construtora Tenda S.A. (“Company”) are hereby invited to meet on December 14, 2009, at 9:00 am, at the Company’s headquarters located in the city of São Paulo, State of São Paulo, Brazil, at Avenida Engenheiro Luis Carlos Berrini, 1,376, 9th floor, in an Extraordinary General Shareholders’ Meeting to decide on the following agenda: (i) to amend Article 5th of the Company’s bylaws in order to reflect the capital increases approved  by the Board of Directors up to the limit of the authorized capital, until the date this Extraordinary General Shareholders’ Meeting is held; (ii) to resolve on the merger of the total number of outstanding shares issued by the Company by Gafisa S.A., a company with headquarters in the city of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, part, Eldorado Business Tower, Pinheiros, enrolled with  CNPJ/MF under no. 01.545.826/0001-07 (“Gafisa”), as set forth in the Protocol and Justification executed by the management of the Company and of Gafisa on November 9, 2009 (“Merger of Shares”); and (iii) to authorize the subscription, by the officers of the Company, of the shares to be issued by Gafisa due to the capital increase in connection with the Merger of Shares.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents, to the attention of the Investor Relations Department until December 11, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those which will be represented by an attorney-in-fact, the power-of-attorney in accordance with the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders, as from this date, in the Company’s headquarters as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of Merger of Shares; (ii) the audited financial statements of the Company and of Gafisa as of September 30, 2009; (iii) the appraisal report presented by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; (iv) the appraisal report presented by Banco Itaú BBA S.A., acting as consultant to the independent committee of the Company; and (v) the report presented to the Board of Directors of the Company by the independent committee of the Company. For consultation and analysis of such documents at the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, November 9, 2009

Wilson Amaral de Oliveira
- Chairman of the Board of Directors -

Item 3

GAFISA S.A.

Publicly-held Company

TAX ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The Shareholders of Gafisa S.A. (“Company”) are hereby invited to meet on December 14, 2009, at 2:00 pm, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8.501, 19th floor, part, Eldorado Business Tower, Pinheiros, in an Extraordinary General Shareholders’ Meeting to decide on the following agenda:

1.
to review, discuss and approve the Protocol and Justification of merger, into the Company, of the totality of outstanding shares issued by its subsidiary Construtora Tenda S.A. (“Merger of Shares”) executed by the management of the companies on November 9, 2009, as well as the acts and provisions contemplated  therein;

2.
to ratify the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the preparation of the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the capital of the Company for the purposes of Sections 227 and 8 of Brazilian Law no. 6.404/76 (“Appraisal Report”);

3.	to approve the Appraisal Report;

4.
to approve the Merger of Shares and the consequent capital increase of the Company through the issuance of common shares to be subscribed and paid-up by the officers of Construtora Tenda S.A. on behalf of its shareholders and further amendment to Section 5 of the Bylaws of the Company in order to reflect the capital increase; and

5.	to approve the assumption by the Company of non-exercised stock options granted by Contrutora Tenda S.A. under its Stock Option Plans.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until December 11, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders, as from this date, in the

Company’s headquarters as well as in the websites of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of the Merger of Shares; (ii) the audited financial statements of the Company and of Construtora Tenda S.A. as of September 30, 2009; (iii) the Appraisal Report; (iv) the appraisal report also prepared by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; and (v) the report presented by N M Rothschild & Sons. For consulting and analysis of such documents in the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, November 9, 2009

Gary Robert Garrabrant
- Chairman of the Board of Directors -

Item 4

MATERIAL FACT RELEASE

GAFISA S.A. (BOVESPA: GFSA3; NYSE: GFA) (“Gafisa”) and CONSTRUTORA TENDA S.A. (BOVESPA: TEND3) (“Tenda”), to comply with the provisions of CVM Instructions No. 358/2002 and 319/1999 and to complement the information of the Material Fact Releases dated as of October 21st 2009 and October 22nd 2009, respectively, inform the following, to whom this may concern:

With the purpose to consolidate the business of Gafisa and of Tenda (together referred to as the “Companies”), a proposal of merger by Gafisa of all outstanding shares issued by Tenda (“Merger of Shares”) will be submitted to the shareholders of the Companies, as described below.

1. Reasons for the transaction and interest of the Companies in its accomplishment.

1.1. The management of each of the Companies believe that the Merger of Shares will be advantageous to the shareholders of both Companies, to the extent it is likely to result in the creation of a national leader in the civil construction sector that is likely to derive benefits arising from scale and an increase in operational, commercial and administrative efficiencies, and permit the reduction of redundant costs and operational scale gains, allowing for larger investments to be made and a higher sustainable growth rate.

1.2. Gafisa’s shares to be received by Tenda’s shareholders will be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. (“BM&FBovespa”) in the “Novo Mercado”, and Tenda’s shareholders should benefit from an increase in the trading liquidity of their shares.

2. Acts Preceding the Transaction.

2.1. On October 22nd 2009, the Board of Directors of Tenda established a transitory independent committee (the “Independent Committee”), to negotiate with the management of Gafisa, the conditions of the Merger of Shares and to submit its recommendations to the competent bodies of Tenda.

2.2. The Independent Committee and the management of Gafisa reached an agreement regarding the conditions for the Merger of Shares, especially in relation to the ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares.

2.3. The Boards of Directors of Gafisa and of Tenda - the Board of Directors of Tenda having followed the recommendation of the Independent Committee – approved the Merger of Shares on November 6th 2009, and have decided to propose the Merger of Shares to the shareholders of the Companies, pursuant to the terms agreed upon by the Independent Committee and the management of Gafisa, which are reflected in the Protocol and Justification of Merger of Shares Issued by Construtora Tenda S.A. into Gafisa S.A. (“Protocol and Justification”).

3. Ratio of substitution, number and type of shares to be assigned to Tenda’s shareholders and share rights

3.1. Tenda’s shareholders shall receive 0,205 common share issued by Gafisa for each common share issued by Tenda held by them. Said substitution ratio shall be proportionally adjusted in case of split, reverse stock split, bonus shares or any other event that may cause any change to the number of shares in which Tenda’s stock capital is divided, provided that there are no changes to Tenda’s net equity.

3.2. The ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares was independently negotiated between the Independent Committee and the management of Gafisa. In this regard, the management of Gafisa analyzed the recommendation of the Independent Committee and considered the studies presented by Gafisa’s financial advisor, Estáter Assessoria Financeira Ltda., in the course of the discussions with the Independent Committee, and agreed to establish an exchange ratio 2.5% higher than the maximum exchange ratio originally considered to be proper by the management of Gafisa, as set forth in the Material Fact Release of October 21, 2009. This analysis was carried out by the management of Gafisa based on additional studies prepared by Estáter Assessoria Financeira Ltda. Taking into consideration the arguments presented in the course of the negotiations with the Independent Committee, the management of Gafisa decided to propose to the shareholders the ratio of substitution determined at last and mentioned in item 3.1 above, since the management of Gafisa considered it to be equitable and proper.

3.3. The fraction resulting from delivery of Gafisa’s shares in replacement for Tenda’s shares held by each shareholder of Tenda that is not aggregated with fraction of other Tenda’s shareholders in order to have one share will be rounded downwards to the closest whole number, and the difference will be paid in cash by Gafisa within 30 business days from the receipt of the funds from the sale of the sum of such fractions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

3.4. Gafisa’s common shares to be assigned to Tenda’s shareholders in substitution for their Tenda’s shares, will have the same rights assigned to the then outstanding Gafisa’s common shares, and all such shares will be entitled to all benefits, including dividends and capital remuneration, that may be declared by Gafisa.

3.5. Tenda does not hold any shares issued by Gafisa.

4. Criteria for the appraisal of Tenda’s shares, appraiser, treatment of equity changes and right of withdrawal.

4.1. Tenda’s shares will be merged into Gafisa at their net worth value on September 30th 2009 (the “Reference Date”).

4.2. The management of Gafisa, subject to further approval at the Extraordinary General Meeting of Gafisa that will examine the Protocol and Justification, appointed Apsis Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under no. 27.281.922/0001-70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, Grupo 1.802, Centro (“APSIS”) to perform the appraisal of the shares issued by Tenda to be merged into Gafisa. As a result of its work, APSIS delivered to Gafisa an appraisal report.

4.3. The equity variations at Tenda between the Reference Date and the date on which the Merger of Shares is effected shall be supported solely by Tenda and reflected on Gafisa through the equity method of accounting (“método de equivalência patrimonial”).

4.4. According to section 264 of Law No. 6,404/76, APSIS was also appointed by Tenda’s management to prepare an appraisal report to evaluate the exchange ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares based on net worth value on the Reference Date of both Gafisa and Tenda, at market price (“Market Price Shareholders’ Equity Report”). As set forth in the Market Price Shareholders’ Equity Report, the appraisal resulted in an exchange ratio less favorable than the one effectively proposed by the management of the Companies. For this reason, shareholders holding shares of Tenda will be entitled to the reimbursement of their shares, in case of exercise of the right of withdrawal, based on the net worth value of the share of Tenda on December 31st 2008, in the amount of R$2,65  per share, notwithstanding the right to request a special balance sheet.

4.5. As provided in sections 252, paragraph 2, and 137, paragraph 2, of Brazilian Law No. 6,404/76, the right of withdrawal will be guaranteed exclusively to Tenda’s shareholders who dissent from or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting and who specifically express their intention to exercise the right of withdrawal within 30 days from the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Tenda that approves the Merger of Shares. The payment of the respective reimbursement will be subject to consummation of the transaction set forth herein, as provided in section 230 of Brazilian Law No. 6,404/76. Such payment will be made by Tenda on a date to be further informed. The reimbursement of the value of shares will only be ensured in relation to the shares demonstrably held by said shareholders on October 21st, 2009, date of the material fact release that disclosed the transaction set forth herein, pursuant to section 137 of Brazilian Law No. 6,404/76.

4.6. Gafisa’s shareholders who dissent or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting cannot withdraw from Gafisa upon reimbursement of the respective value of shares due to the fact that Gafisa’s shares meet the liquidity and dispersion criteria set forth in subparagraph II, section 137 of Brazilian Law No. 6,404/76.

4.7. APSIS represented that (i) there is no conflict or union of interest, whether actual or potential, with shareholders of Tenda or of Gafisa or with regard to the Merger of Shares; and (ii) shareholders or officers of Tenda or of Gafisa have not influenced, limited, made it difficult or performed any acts that compromised or may have compromised access to, use or knowledge of information, properties, documents or work methodology relevant to the quality of its conclusions.

5. Increase in the shareholders’ equity of Gafisa. Composition of the capital stock of Gafisa after the Merger of Shares.

5.1. The total issuance price of Gafisa’s shares on the capital increase arising out of the Merger of Shares will be the net worth value of all Tenda’s shares to be merged into Gafisa on the Reference Date, provided that a portion of such price may be allocated to the formation of a capital reserve, pursuant to item “a”, paragraph 1, of section 182 of Brazilian Law No. 6,404/76. Such shares will be subscribed by the officers of Tenda, on account of the shareholders thereof, according to the terms of section 252, paragraph 2, of Brazilian Law No. 6,404/76, and paid up upon the merger of the outstanding shares issued by Tenda into the net equity of Gafisa.

5.2. Gafisa’s net worth, as a result of the Merger of Shares, will be increased in R$448,548,933.70, upon the issuance of 32,884,592 new shares, and its capital will be divided into 166,517,910 common shares. Such number of shares may be adjusted due to the issuance of new shares by Tenda before the Merger of Shares, resulting in modification of its net equity. As a result of the transaction set forth herein, the totality of shares issued by Tenda will be owned by Gafisa and Tenda shall become a wholly-owned subsidiary thereof.

5.3. The wording of the head of Section 5 of the Bylaws of Gafisa will be amended in order to reflect the capital increase due to the issuance of new shares as a result of the approval of the Merger of Shares.

6. Transaction Acts.

6.1. Consummation of the Merger of Shares requires the following acts to be performed:

(a)
Extraordinary General Shareholders’ Meeting of Tenda to approve the Protocol and Justification and the Merger of Shares, as well as to authorize the subscription by officers of Tenda of the shares to be issued by Gafisa; and

(b)
Extraordinary General Shareholders’ Meeting of Gafisa to (i) approve the Protocol and Justification and authorize the increase of the capital stock to be subscribed and paid in by the officers of Tenda; (ii) confirm the appointment of APSIS; (iii) approve the appraisal report prepared by APSIS and the Merger of Shares; (iv) approve the assumption by Gafisa of non-exercised stock options granted by Tenda under its Stock Option Plans; and (v) authorize the management of Gafisa to execute all agreements and instruments, and further perform all other acts required to make the Merger of Shares effective.

6.2. Pursuant to the debenture indenture, Tenda will make efforts to obtain favorable pronouncement of its debenture holder on the matter.

7. Costs.

7.1. Each of the management of Gafisa and of Tenda estimate that the costs of the Merger of Shares shall be up to R$15,000,000.00 and R$5,000,000.00, respectively, including expenses with publications, auditors, appraisers, lawyers and other technical professionals to be hired to assist in the transaction.

8. Stock Option Plan.

8.1. The Extraordinary General Shareholders’ Meeting of Gafisa that will resolve on the Merger of Shares shall also resolve on the assumption, by Gafisa, of the non-exercised stock options granted under the Stock Option Plans of Tenda approved at the Extraordinary General Shareholders’ Meetings held on June 3rd, 2008 and on April 27, 2009.

9. Other Information Concerning the Transaction.

9.1. Estáter Assessoria Financeira Ltda. was hired to assist Gafisa in this transaction. The management of Gafisa also hired N M Rothschild & Sons to prepare an appraisal report of the companies involved in the transaction.

9.2. Banco Itaú BBA S.A. and Ulhôa Canto, Rezende e Guerra – Advogados were hired as financial and legal consultants, respectively, of the Independent Committee.

9.3. Tenda will be kept as a publicly-held corporation until further resolution by its controlling shareholder Gafisa. Tenda’s shares shall no longer be traded in the Novo Mercado of BM&FBOVESPA.

9.4. The Merger of Shares will not cause Gafisa to absorb any properties, rights, assets, obligations or responsibilities of Tenda, which shall keep its legal identity in full without succession.

10. Transaction Documents.

10.1. The Protocol and Justification and the audited financial statements of Tenda and of Gafisa prepared on the Reference Date, as well as other documents referred to in this Material Fact Release and in article 3rd of CVM Instruction No. 319/99, will be available at the headquarters of the Companies as of the date hereof, as well as on the websites of Brazilian Securities Exchange Commission (“CVM”) and of BM&FBOVESPA.

São Paulo, November 9, 2009

Alceu Duílio Calciolari	Paulo Roberto Cassoli Mazzali
Chief Financial and Investor Relations Officer of Gafisa S.A.	Chief Financial and Investor Relations Officer of Construtora Tenda S.A.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to Gafisa’s most recent reports filed with the SEC.  Tenda or Gafisa are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the CVM through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the CVM (www.cvm.gov.br) and of the BM&FBOVESPA (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the CVM, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 5

GAFISA S.A.

TAX ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors of Gafisa S.A. (“Company”)
held on November 6, 2009

1. Date, Time and Venue: On November 6, 2009, at 6:30pm, through conference call, as expressly authorized by section 20, paragraph 2, of the Company’s Bylaws.

2. Call Notice and Participants: The members of the Board of Directors were regularly summoned. All members of the Company’s Board of Directors participated in the meeting and, therefore, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions:

4.1. To record that the attending board members were informed of the contents of the appraisal reports prepared by APSIS Consultoria Empresarial Ltda. for purposes of sections 227, 8 and 264 of Law No. 6,404/76 and of the valuation report presented by N M Rothschild & Sons, all referring to the merger, by the Company, of the totality of the outstanding shares of Construtora Tenda S.A., entity controlled by the Company (“Merger of Shares”).

4.2. Having considered (i) the recommendation of the Independent Committee of Construtora Tenda S.A. and the studies presented by the financial advisor of the Company, Estáter Assessoria Financeira Ltda., in the course of discussions between the management of the Company and the Independent Committee, with a view to establishing an exchange ratio 2.5% greater than the highest level originally considered as adequate, as set out in the Material Fact Release dated October 21, 2009, and (ii) the arguments of the Company’s management brought to this Board of Directors and the additional studies prepared by Estáter Assessoria Financeira Ltda., the members of the Company’s board of directors, other than Gary Robert Garrabrant and Thomas Joseph McDonald, who in spite of their understanding of the inexistence of conflict chose to abstain from deliberations and voting on the matter:

(a) to approve, by unanimous vote, the terms and conditions of the draft of the Protocol and Justification of the Merger of Shares Issued by Construtora Tenda S.A. into the Company, yet to be celebrated, which copy, once certified by the Presiding Board, is filed in the Company’s headquarters, including, specifically, the exchange ratio finally determined of 0.205 Company’s share per common share issued by Construtora Tenda S.A., due to having considered it equitable and adequately justified;

(b) to confirm the hiring of Apsis Consultoria Empresarial Ltda. by the management of the Company to prepare the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the Company’s capital, for the purposes of Sections 227 and 8 of Brazilian Law no. 6,404/76; and

(c) to convene an Extraordinary General Meeting of the Company’s shareholders to resolve on the following proposal: “(i) approval of the terms and conditions of the

Protocol and Justification of Merger of Shares issued by Construtora Tenda S.A. into the Company, celebrated by the companies’ management (“Protocol and Justification”), (ii) ratification of the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the issue of the valuation report of the shares of Construtora Tenda S.A. which shall be contributed to the Company’s capital, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”), (iii) approval of the Valuation Report, (iv) approval of the merger of the totality of the outstanding shares of Construtora Tenda S.A. into the Company, pursuant to the terms set out in the Protocol and Justification, and the consequent increase in the Company’s capital, through the issue of common shares to be subscribed and paid-in by the officers of Construtora Tenda S.A., on behalf of its shareholders, with the consequent amendment of section 5 of the Company’s Bylaws with a view to reflecting the abovementioned capital increase; and (v) assumption, by the Company, of options granted but not yet exercised under the Stock Option Plans of Construtora Tenda S.A.”.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those participating in the meeting. Signatures: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues. Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, November 6, 2009

Fabiana Utrabo Rodrigues
Secretary

Item 6

CONSTRUTORA TENDA S.A.

TAX ID (CNPJ/MF) No. 71.476.527/0001-35
NIRE 35300348206

JOINT MEETING OF THE BOARD OF DIRECTORS AND OF THE FISCAL COUNCIL HELD ON NOVEMBER 6, 2009

DATE, TIME AND VENUE: On November 6, 2009, at 6pm, by conference call, as expressly authorized by the By-Laws of Construtora Tenda S.A. (“Company”).

CALL NOTICE AND PARTICIPANTS: All members of the Company’s Board of Directors and Fiscal Council participated in the meeting and, therefore, the instatement and approval quorum were verified. Also participated in the meeting Mr. Eduardo Gentil, member of the independent committee specially constituted on October 22, 2009 (“Independent Committee”) and representatives of the legal and financial consultants of the Independent Committee, Ulhôa Canto, Rezende e Guerra Law Firm and Banco Itaú BBA.

PRESIDING BOARD: Chairman: Wilson Amaral de Oliveira, President of the Company’s Board of Directors; Secretary: Grace Cristine Ferreira Rocha.

PRELIMINARY RECORDS:

At 2 p.m., on the date hereof, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Av. Eng. Luis Carlos Berrini, 1,376, 9th floor, Torre Nações Unidas Building, Brooklin Paulista, the Independent Committee, together with its legal and financial consultants, Ulhôa Canto, Rezende e Guerra – Advogados and Banco Itaú BBA, has submitted to the members of the Company’s Board of Directors and Fiscal Council its recommendation as regards the legal and financial aspects of the proposal to merge the totality of the Company’s outstanding shares into Gafisa S.A., the Company’s controlling shareholder (“Merger of Shares”). Their recommendation follows several meetings and negotiation rounds with the management of Gafisa S.A., receipt of all clarification and information necessary for the exercise of its decision and a review of the documentation prepared for the transaction, as well as the reports and opinions were submitted to them. Therefore, in summary, after making an informed, reflected and independent opinion, the Independent Committee understood that the exchange ratio of 0.205 for delivery of Gafisa’s shares in replacement for Company’s shares is adequate and fair, and recommended to the Company’s Board of Directors the submission of the Merger of Shares for shareholders’ resolution, with a favorable proposal. The shareholders of Tenda are now competent to make a final decision on the matter.

The following documents were also made available to the members of the Company’s Board of Directors and Fiscal Council: (i) the draft of the Protocol and Justification of Merger of Shares; (ii) the audited financial statements of the Company and Gafisa S.A. issued on September 30, 2009; (iii) the appraisal report prepared by APSIS Consultoria Empresarial Ltda. for purposes of section 264 of Law No. 6,404/76; and (iv) the appraisal report prepared by Banco Itaú BBA S.A., acting as a consultant to the Company’s independent committee.

RESOLUTIONS: These preliminary records being made, the participants resolved as follows:

(i) Board of Directors:

i. by unanimous vote and without reservations, to ratify the increase in the capital of the Company in the amount of R$398,884.21, within the limit of the Company’s authorized capital, due to the exercise of stock options resulting in the issuance by the Company of 151,667 common shares, pursuant to the Subscription Bulletin that are filed at the Company’s headquarters. The exercised stock options refer to the stock option agreement entered into by and among the Company and the beneficiaries on May 11, 2009. Due to abovementioned increase, the Company’s capital is of R$755,634,763.57, divided into 400,804,117 common shares, all book-entry and with no par value.

ii. by unanimous vote and without reservations, registering, in spite of their understanding to the inexistence of any conflict which could prevent them from voting, but in favor of transparency and independence, the abstention of the Board members Messrs. Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Rodrigo Osmo, Fernando Cesar Calamita and Thomas Joseph McDonald:

(a)
to approve, by unanimous vote, the terms and conditions of the draft of the Protocol and Justification of the Merger of Shares Issued by the Company into Gafisa S.A., which copy, once certified by the Presiding Board, is filed in the Company’s headquarters, being the management of the Company instructed to execute said Protocol and Justification and to  practice all further acts necessary for the delivery and the accomplishment of the Merger of Shares; and

(b)
to convene an Extraordinary General Meeting and submit to the Company’s shareholders the following proposal: “(i) to amend section 5 of the Company’s bylaws in order to reflect the capital increase approved, until the date of the shareholders’ meeting, by the Board of Directors, within the limits of the authorized capital; (ii) to approve the merger of the totality of the outstanding shares of the Company into Gafisa S.A., company located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, part, Eldorado Business Tower, Pinheiros, enrolled with the Tax ID (CNPJ/MF) under No. 01.545.826/0001-07 (“Gafisa”), pursuant to the terms and conditions set out in the Protocol and Justification signed between the management of the Company and Gafisa (“Merger of Shares”); and (iii) to authorize the subscription, by the Company’s officers, of shares to be issued by Gafisa as a result of the capital increase referring to the Merger of Shares.”

(ii) Fiscal Council: to give a favorable opinion as regards the proposal of the Company’s Board of Directors for the approval of the Merger of Shares, issuing the opinion that is attached hereto as an exhibit.

CLOSING: With no further matters to be discussed, the works were finalized, these minutes were read, approved and signed by those participating in the meeting. São Paulo, November 6, 2009.

Signatures: Wilson Amaral de Oliveira (Chairman of the Board), Grace Cristine Ferreira Rocha (Secretary of the Meeting). Board of Directors: Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Rodrigo Osmo, Fernando Cesar Calamita, Henrique de Freitas Alves Pinto, Maurício Luis Luchetti and Thomas Joseph

McDonald. Fiscal Council: Vitor Hugo dos Santos Pinto, Laércio Lampiasi, Luiz Fernando Moreira Cruz. Others: Eduardo Gentil, member of the Independent Committee.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Grace Cristine Ferreira Rocha
Secretary

Item 7

CONSTRUTORA TENDA S.A.

CNPJ/MF no. 71.476.527/0001-35
NIRE 35300348206

Exhibit of the Minutes of the Joint Meeting of the Board of Directors and of the Fiscal Council held on November 6th, 2009

FISCAL COUNCIL OPINION

The Fiscal Council of Construtora Tenda S.A. (“Company”), according to its attributions under Section 163, III, of Law no. 6.404/76, examined (i) the proposal of the board of directors of the Company, made in accordance with the recommendation of the independent committee specially established on October 23, 2009 (“Independent Committee”), for the merger into Gafisa S.A. (“Gafisa”), controlling shareholder of the Company, of the totality of the outstanding common shares issued by the Company, at its net worth value on September 30, 2009, at the ratio of 0.205 share issued by the Company for each common share issued by Gafisa (“Merger of Shares”), all in accordance to the terms of the draft of the Protocol and Justification of Merger of Shares approved on the date hereof by the board of directors of the Company and to be executed by the management of the Company and of Gafisa; (ii) the appraisal report presented by Banco Itaú BBA, financial consultant of the Independent Committee; and (iii) the appraisal report of the net worth of Gafisa and of the Company, at market value, on the reference date of September 30, 2009, prepared by APSIS Consultoria Empresarial Ltda. Based on the documents examined and on the explanations of the members of the board of directors of the Company, of the members of the Independent Committee and of the consultants of the Independent Committe, the members of the Fiscal Council, undersigned herein, granted their opinion in favor of the proposal of the Merger of Shares, pronouncing themselves in favor of the submission of the abovementioned proposal to the General Shareholders Meeting to be convened.

São Paulo, November 6th, 2009

Laercio Lampiasi	Luiz Fernando Cruz

Vitor Hugo dos Santos Pinto